SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 03, 2015

I. Date, Time and Place: March 03, 2015, at 04:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding board:  As a chairman off the meeting, Mr. Edmar Prado Lopes Neto, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling:  Waived, due to the attendance of all the members of the Board of Directors. V.  Agenda: To pass resolutions on the following matters: To pass resolutions on the following matters: (a) execution of the Guaranty Agreement entered into by the Company, in order to guaranty the performance of the obligations undertaken by VRG Linhas Aéreas S.A. (“VRG”), by issue of Promissory Notes, referring to the payment of the technical services to be performed in the engines of the aircraft of VRG, its subsidiary, by issue of Promissory Notes; (b)  execution of the Participation Agreement by and between the Company; VRG; JPMorgan Chase Bank, National Association; Wells Fargo Bank, National Association; Export-Import Bank of the United States; and financial institutions which shall participate in the financing, to be identified in the Participation Agreement; (c)  execution of the Issuer Indemnity Agreement, of the Note Purchase Agreement, and of the Fee Letters providing for direct obligations of the Company in relation to the financing agreements for repair services in VRG aircraft engines; and (d) execution of any other agreements, commitments or documents related to the financing of the repair services in VRG aircraft engines, as guaranteed by the Export-Import Bank of the United States. VI. Resolutions: After the necessary explanations were provided and after a detailed review of the pertinent documents referring to the matters listed above was carried out, the following items of the agenda have been approved by unanimous vote: (a)  execution of the Guaranty Agreement, dated March, 09, 2015, in order to guaranty the performance of the obligations undertaken by VRG Linhas Aéreas S.A., a subsidiary of the Company, by issue of Promissory Notes, the proceeds thereof to be applied towards the payment of the technical services to be performed in the engines of VRG aircraft; (b)  execution of the Participation Agreement by and between VRG Linhas Aéreas S.A.); JPMorgan Chase Bank, National Association; Wells Fargo Bank, National Association; Export-Import Bank of the United States; financial institutions which shall participate in the financing, to be identified in the Participation Agreement and the Company; (c)  execution of the Issuer Indemnity Agreement, of the Note Purchase Agreement, and of the Fee Letters providing for direct obligations of the Company in relation to the financing agreements for repair services in VRG aircraft engines; and (d) execution of any other

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agreements, commitments or documents related to the financing of the repair services in VRG aircraft engines, as guaranteed by the Export-Import Bank of the United States. VII. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and since nobody did so, the meeting was suspended for the necessary time for these minutes to be drawn-up, after which the meeting was reopened, and these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, March 03, 2015.

_____________________________ Edmar Prado Lopes Neto Chairman	_____________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.